Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

September 27, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST

Under 17 CFR §200.83

The entity requesting confidential treatment is:

MacroGenics, Inc.

9640 Medical Center Drive

Rockville, MD 20850

Attn: Scott Koenig, M.D., Ph.D.

President and Chief Executive Officer

301-251-5172

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.
Registration Statement on Form S-1
Filed September 20, 2013
File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 2 contained in the comment letter dated September 25, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-190994) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

Rule 83 Confidential Treatment Requested by MacroGenics, Inc.

MGNX2

September 27, 2013

As we have previously advised the Staff, the Company and the managing underwriters have agreed upon an offering price range that reflects a valuation range for the Company in connection with the proposed offering. The valuation range equates to a price per share of its common stock of $[**] to $[**].

Significant differences exist in both the methodology and approach used by the managing underwriters from the PWERM model utilized by the Company to value its common stock. The underwriters’ valuation approach uses their estimates of the projected market potential of a drug candidate along with recent initial public offering transactions, including both publicly filed as well as confidential filers of whom the underwriters are aware.

The Company’s PWERM valuation allocation methodology uses an income approach, applying a 15.3% discount rate, to the Company’s long-term projections as well as the market approach in determining the fair value of recent corporate transactions (e.g., merger and acquisition and initial public offerings). These fair values are then weighted across the expected scenarios. The issuance of stock options by the Company on September 18, 2013 at $7.51 per common share resulted from the relative weighting of the value attributable to the Company’s common shareholders based upon the following four performance scenarios:

Scenario	Weighting	Enterprise value (in millions)	Per share
An IPO by 4th quarter 2013	60.0%	$230	$9.94
An IPO by 1st quarter 2014	15.0%	$240	$9.80
A merger or acquisition by 3rd quarter 2015	15.0%	$336	$5.70
Remain private through 2015	10.0%	$164	$2.76

The Company believes that the difference between the valuation used to issue stock options on September 18, 2013 and the underwriters’ valuation range is due primarily to (i) including two underperformance scenarios (namely the sale of the company in the 3rd quarter of 2015 and remaining private, weighted at 15% and 10%, respectively), (iii) the Company’s use of a 15.3% discount rate to its long term projections versus the underwriters’ use of a single, September 2013 initial public offering scenario that creates a difference in fair value simply due to the passage of time, and (iv) the Company’s determination of fair value also includes a 12.5% discount for lack of marketability.

[**] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by MacroGenics, Inc.

MGNX3

September 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 62

2. As a reminder, we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance once the price is known. In this regard, we note that a significant number of options have been granted in 2013.

Response: The Company expects to add disclosure to Amendment No. 2 to the Company’s Registration Statement on Form S-1 that would be generally consistent with the following:

“On September 25, 2013, we and our underwriters agreed upon the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[**] per share. In comparison, our estimate of the fair value of our common stock was $7.51 per share as of September 18, 2013. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but instead from factors including our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. In addition, at the time these awards were made, we and our underwriters had not yet agreed upon a definitive proposed price range for the initial public offering. Specifically, we believe that the difference between the fair value of our common stock as of September 18, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•	We commenced preparations to launch a roadshow for this offering;

•

The August 31, 2013 contemporaneous valuation used a probability weighting of 60% that the IPO would occur in the fourth quarter of 2013. However, our discussions in September 2013 with the underwriters took into account positive

[**] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by MacroGenics, Inc.

MGNX4

September 27, 2013

overall market conditions and the market for initial public offerings particularly for biopharmaceutical companies, and confirmed our and our underwriters’ expectations that we would complete our initial public offering during the fourth quarter of 2013;

•	During the month of September, and subsequent to our last valuation, the NASDAQ Biotechnology Index has increased by more than 6.3%. During this time, there have been five biotechnology IPOs, including Five Prime Therapeutics, Inc., Acceleron Pharma, Inc., BIND Therapeutics, Inc., Ophthotech Corporation and Foundation Medicine, Inc. Of these, all but one have traded significantly higher than their IPO price, representing an average increase of 36%. In addition, the average equity market value of biotechnology companies at IPO was $295 million for those companies that went public from January 1, 2013 to August 31, 2013 (excluding Intrexon, which is deemed to not be comparable). In the subsequent period beginning September 1, 2013 and ending September 26, 2013, the average equity market value of biotechnology companies at the time of IPO was $408 million for companies that went public, representing an increase of 38% over those that went public in the prior 8-month period;

•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in our valuations;

•	Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock; and

•	The completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

Further, we completed a sensitivity analysis in considering the mid-point of our expected pricing range to our most recent issuances. As we engaged underwriters in late June 2013 and the prospects for completing the IPO became more certain in August, we

[**] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Rule 83 Confidential Treatment Requested by MacroGenics, Inc.

MGNX5

September 27, 2013

concluded that the recent issuances of July 19, 2013 and September 18, 2013 were the appropriate issuances to evaluate. We supplementally inform the Staff that the adjustment to the fair market value of our common stock and resulting change in our fair value of the option award and resulting share-based compensation expense would not be material (an increase of approximately $100,000 for the period ended September 30, 2013). Further, we believe that any on-going share-based compensation expense would also not be material to any future period.

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549

[**] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.